January 16, 2020

North Square Investments Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, NE
Washington, DC 20549
Attn:    Ryan Sutcliffe, Esq.
Ken Ellington, Esq.

Re:	North Square Investments Trust
Response to Staff Comments on Registration Statement on Form N-14
File No. 333-235497

Dear Messrs. Ellington and Sutcliffe:

On behalf of North Square Investments Trust (the “Registrant”), we are submitting this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) on December 30, 2019 (accounting) and January 9, 2020 (legal) regarding the Registrant’s registration statement on Form N-14, as filed on December 13, 2019 (the “Registration Statement”). The Registration Statement was filed in connection with the proposed reorganizations of two mutual funds currently advised by Advisory Research, Inc. (each, a “Target Fund”), which are series of Investment Managers Series Trust, into newly formed corresponding “shell” series of the Registrant (each, an “Acquiring Fund”).

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below in bold typeface. Undefined capitalized terms used below have the same meaning as in the Registration Statement.

LEGAL COMMENTS

Combined Proxy Statement/Prospectus

1.
Staff Comment: Please provide a blackline document that shows any changes provided in response to Staff Comments. Please attach a pdf of the changed pages to the end of the CORRESP filing in EDGAR and make corresponding changes to the Acquiring Funds’ 485APOS filing, where applicable.

Response: The Trust responds by appending to this correspondence a blackline of the changes made in response to the comments provided by SEC staff on December 30, 2019 and January 9, 2020.

2.	Staff Comment: With respect to Question 15 in the Question and Answer section, please disclose whether or not there will be any pre-reorganization portfolio changes to the

Target Funds to conform to the Acquiring Funds’ strategies. If so, please disclose and provide an explanation of any tax consequences to the shareholders as a result of these portfolio changes.

Response: The Trust responds by confirming that neither Target Fund will make any portfolio changes prior to the reorganization and that each Target Fund will continue to be managed to its respective strategy.

3.
Staff Comment: With respect to the last sentence of Question 17 in the Question and Answer section, please disclose any additional information that could be helpful to shareholders if shareholders do not approve either reorganization. Provide examples of alternative scenarios in the event that the reorganizations do not take place, such as the Target Funds may liquidate; the Target Funds may seek other merger candidates; or the Target Funds could continue to exist in their present states.

Response: The Trust responds by clarifying that if a reorganization is not approved the target fund will be liquidated. The last sentence of Question 17 has been updated as follows:

If shareholders of a Target Fund fail to approve its Reorganization, the IMST Board will liquidate the Target Fund.

4.
Staff Comment: With respect to the fourth paragraph of the section titled, “Overview of the New Investment Advisory Agreement” on Page 1, please update the ARI earnings numbers for the fiscal year ended October 31, 2019.

Response: The Trust responds by confirming that the earnings numbers for Advisory Research have been updated to include the numbers for the fiscal year ended October 31, 2019.

5.
Staff Comment: With respect to the section titled “Summary Comparison of the Funds” on page 6, Item 3(a) of Form N-14 requests information regarding current fees. Please confirm that the fees listed in the first paragraph of the section are current.

Response: The Trust responds by confirming that the fees listed are current for the fiscal year-to-date period through October 31, 2019 and adjusting the language in this section.

6.
Staff Comment: Footnote 3 on the Fees and Expenses table on page 7 references “three full fiscal years” as opposed to other references in the document to “three fiscal years,” please reconcile this language to be consistent throughout the document.

Response: The Trust responds by reconciling the disclosure to state: 36 months and has updated all references from “three full fiscal years” and “three fiscal years” to “36 months.”

7.
Staff Comment: With respect to the section “Performance Information” on Page 9, please identify what performance is being shown prior to the Target Fund’s inception date of December 31, 2012. If this performance information pertains to a predecessor fund, please disclose throughout the document?

Response: The Trust responds by adding the following explanation regarding the history of the fund preceding the chart:

The Advisory Research Strategic Income Fund commenced investment operations on December 31, 2012, after the conversion of a limited partnership account, Advisory Research Value Income Fund, L.P., which commenced operations on June 30, 2003, (the “Predecessor Account”), into shares of the Advisory Research Strategic Income Fund. Information in the bar chart and the performance table below prior to December 31, 2012 are for the Predecessor Account. The Advisory Research Strategic Income Fund’s objectives, policies, guidelines and restrictions are, in all material respects, equivalent to those of the Predecessor Account. The returns for the Predecessor Account reflect its performance prior to conversion into the Advisory Research Strategic Income Fund and have been adjusted to reflect the estimated gross annual operating expenses of the Fund as set forth in the “Annual Fund Operating Expenses” table above. The Predecessor Account was not registered under the 1940 Act and therefore was not subject to certain restrictions imposed by the 1940 Act on registered investment companies and by the Internal Revenue Code of 1986 on regulated investment companies. If the Predecessor Account had been registered under the 1940 Act, the Predecessor Account’s performance may have been adversely affected.]

8.	Staff Comment: In the Average Annual Total Returns table on page 10, please label the table with the name of the Target Fund referenced in each of the performance tables for ease of reference.

Response: The Trust responds by confirming that the label has been updated with the specific name of the Target Fund on page 10 and similarly in the table on page 11.

9.	Staff Comment: With respect to the final sentence of “Interest Rate Risk” for the Acquiring Fund in the table on page 16, please revise this sentence because it contains stale information.

Response: The Trust responds by deleting this sentence.

10.	Staff Comment: The “Sector Focus Risk” in the table on page 19 for both the Target Fund and the Acquiring Fund is identical. Please mark as “Same” to correspond to the other risk disclosures.

Response: The Trust responds by making this change.

11.
Staff Comment: With respect to the section pertaining to portfolio managers on page 23, and in accordance with Form N-14, Item 5(a) and Form N-1A, Item 10(a)(2), please disclose whether any of the named portfolio managers have any particular roles such as lead portfolio manager with respect to the Funds, particularly note whether or not there are distinct leadership roles within the teams.

Response: The Trust responds by updating the portfolio manager information for both funds. The Trust also confirms that that lead portfolio manager for the North Square Strategic Income Fund is John Cassady, the Chief Investment Officer of Red Cedar Investment Management, LLC.

The portfolio managers for the North Square Advisory Research All Cap Value Fund are co-portfolio managers who are each jointly and severally responsible for the Fund's portfolio management.

12.
Staff Comment: With respect to the statement on page 31 that states that “NSI reserves the right to waive investment minimums and will waive investment minimums for current shareholders of the Target Funds if they choose to acquire shares of Acquiring Funds after reorganization,” please disclose the length of time that ARI plans to waive the minimums for Target Fund shareholders.

Response: The Trust responds by updating the waiver period and confirming that the adviser will waive the investment minimum for Target Fund investors for a minimum of five years.

13.	Staff Comment: Please revise Appendix A to the Investment Advisory Agreement to correct the name of the Strategic Income Fund.

Response: The Trust responds by making that correction.

14.	Staff Comment: Please revise the heading of Appendix F to identify the North Square Investments Trust for clarity.

Response: The Trust responds by modifying the name of the section to “The North Square Investment Trust and the Funds.”

15.	Staff Comment: The final sentence on page F-13 of Appendix F is cut off. Please correct.

Response: The Trust responds by removing this sentence entirely.

Statement of Additional Information (“SAI”)

16.
Staff Comment: Please review and revise the chart on page 2 that lists all of the risks of the Funds, the table appears to be inconsistent, also ensure that the following section is in conformance with the chart. Please add page numbers to the SAI.

Response: The Trust confirms that the chart has been revised appropriately.

17.	Staff Comment: With respect to the “Management of the Funds” section, please revise the sub-section titled, “Qualification of the Trustees” by updating the dates where noted to December 31, 2019.

Response: The Trust responds by confirming that this information has been updated as of calendar year ended December 31, 2019.

ACCOUNTING COMMENTS

18.	Staff Comment: (Related to Rule 488) Registrant has proposed that the N-14 will become automatically effective on January 12, 2019 pursuant to Rule 488. The date should be 2020, not 2019.

Response: The Trust responds by filing a Delaying Amendment wherein the N-14 will become effective upon the Staff’s declaring it effective. The Trust will also file an Acceleration Request with the Staff once the Staff has had an opportunity to review the Trust’s responses to Staff comments.

19.
Staff Comment: (Financials) The SEC Staff believes the filing is materially incomplete and cannot rely on rule 488 for automatic effectiveness because the financial statements incorporated by reference in the filing will be older than 245 days as of December 31, 2019 (Article 3-18(c) of Reg. S-X)

Response: The Trust responds by revising the filing to include information as of December 31, 2019 and the fiscal year ended October 31, 2019. See also response to comment 18.

20.
Staff Comment: (Financials) The SEC Staff believes the filing is materially incomplete and cannot rely on rule 488 for automatic effectiveness because the financial statements incorporated by reference in the filing will be older than 245 days as of December 31, 2019 (Article 3-18(c) of Reg. S-X) (Financials) Please file a pre-effective amendment that includes 10/31/19 audited financial statements and financial highlights along with an updated auditors consent.

Response: The Trust responds by filing a pre-effective amendment that includes audited financial statements and financial highlights along with an updated consent of independent registered public accounting firm. See also response to comment 18.

21.	Staff Comment: (Related to Question 15 in the Questions and Answers section) Please disclose the estimated dollar amount of reorganization costs that each adviser is expected to pay.

Response: The Trust responds by adding the following to the response to Question 15 as follows:

It is estimated that the cost for each reorganization will be $100,000. The reorganization of the Advisory Research All Cap Value Fund will be split equally between NSI and ARI. ARI will pay $15,000 for the reorganization of Advisory Research Strategic Income Fund and the remainder (approximately $85,000) will be paid for by NSI.

22.
Staff Comment: (Fees and Expenses Tables) The disclosure in footnote 3 to both fee tables states that the adviser is permitted to seek reimbursement for a period of “three full fiscal years” after the date of the waiver or payment, but disclosure in the 485(a) states that the adviser is permitted to seek reimbursement for “three full years.” Please update footnote 3 and ensure the language is consistent throughout both documents.

Response: The Trust responds by reconciling the disclosure to state: 36 months and has updated all references from “three full fiscal years” and “three fiscal years” to “36 months.”

23.
Staff Comment: (Federal Income Tax Consequences) Please disclose the following items, if material: An estimate of the percentage of each target fund’s portfolio that will be sold as a result of the reorganization; the portfolio transaction costs expected to be generated; estimated impact to shareholders as to capital gains.

Response: The Trust responds by noting that with respect to the North Square Advisory Research All Cap Value Fund, it is anticipated there will be no sales from the portfolio as a result of the reorganization. As a result, no transaction costs or capital gains are expected.

With respect to the North Square Strategic Income Fund, it is currently anticipated that under 30% of the portfolio may be sold as a result of the reorganization. This will be impacted by the actual holdings at that date, market conditions at the time and liquidity considerations. Sales are not all expected to be made immediately and may be made over the following two months. The portfolio transaction costs generated are expected to be under 10 basis points of the Fund. For the transactions executed as a result of the reorganization, there is not expected to be any material impact to shareholders as a result of capital gains.

24.	Staff Comment: (Federal Income Tax Consequences) Please disclose if any capital loss carry-forwards are available and if any of those capital loss carry-forwards are subject to expiration.

Response: The Trust responds by updating the N-14 with the following statements:

As of October 31, 2019, the capital loss carry-forwards in the Advisory Research Strategic Income Fund is ($35,378). This will however change after UMB, the Target Funds’ co-administrator, factors true-ups for REITs and partnerships in the coming months. The Advisory Research All Cap Value Fund did not have any capital loss carry-forwards as of October 31, 2019.

*    * * * *

We believe that the foregoing has been responsive to the Staff’s comments. Please contact Scott A. Resnick of U.S. Bank Global Fund Services at (626) 914-7372 if you wish to discuss this correspondence further.

Sincerely,

/s/ Alan Molotsky

Alan Molotsky

cc:    Robert M. Kurucza, Seward & Kissel LLP
Lauren Michnick, Seward & Kissel LLP